Distoken Acquisition Corporation

Unit 1006, Block C, Jinshangjun Park

No. 2 Xiaoba Road, Panlong District

Kunming, Yunnan, People’s Republic of China

(+86) 871 63624579

December 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	Distoken Acquisition Corporation
Pre-effective Amendment No. 3 to Registration Statement on Form S-1
Filed November 27, 2020
File No. 333-248822

Dear Mr. Kelly:

Distoken Acquisition Corporation (the “Company,” “Distoken,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated December 10, 2020 (the “Letter”) regarding the above-referenced Pre-effective Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Pre-effective Amendment No. 3 to Registration Statement on Form S-1 filed November 27, 2020

Signatures, page 136

1.	Please add the signature of your authorized representative in the United States.

We hereby advise the Staff that we have added the signature of our authorized representative in the United States on page 137 of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 14, 2020

Exhibit 4.4

Warrant Agreement

Section 9.3, page 14

2.	We note that you have removed the second paragraph of Section 9.3 of the warrant agreement in which disclosure stated that the provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or to any other claim for which the federal courts of the United States are the sole and exclusive forum. Please revise the provision to conform to the disclosure on pages 48 and 105 in the prospectus. We also note a similar provision in Exhibit 4.5. Revise to provide similar disclosure for this provision, and revise the exhibit, as appropriate.

We hereby advise the Staff that we have revised the Registration Statement and Exhibits 4.4 and 4.5 in response to the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Distoken’s legal counsel, Richard I. Anslow, Esq. or Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

DISTOKEN ACQUISITION CORPORATION

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller